Exhibit 99.2

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the three months ended March 31, 2024, with comparative information for the three months ended March 31, 2023. This MD&A is dated May 9, 2024 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2024 and the annual consolidated financial statements for the year ended December 31, 2023, which are available on the Company’s website at www.solarisresources.com and on the SEDAR+ website at www.sedarplus.ca. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca.

The Company has prepared the condensed consolidated interim financial statements in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2023.

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares are listed on the Toronto Stock Exchange and trade under the symbol “SLS” as well as on the NYSE American LLC (“NYSE American”) stock exchange under the symbol “SLSR”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work, that exploration activities continue to target growth of the MRE, timing of such exploration plans, and potential results of such exploration plans; the Company’s plans for the ensuing year; the timing, content, and results of the Company’s upcoming MRE; use of proceeds from the Company’s financings; closing of the C$130,000 private placement with an affiliate of Zijin; closing of the portions of the Orion financing that have not closed; timing of submission of the Environmental Impact Assessment for the Warintza Project; that the Company is funded for its 2024 and 2025 exploration and development programs with the offtake financing package announced in December 2023, with plans to expand activities and continue to consolidate the surrounding district with funds from closing the strategic investment with Zijin; entry into a definitive framework agreement with Enami EP regarding the award of the option to acquire ten new exploration concessions, the potential terms of such agreement and the exploration potential of such concessions; that the EIA for the exploitation phase of the Warintza Project will be finalized and submitted for regulatory review and approval, and timing of such finalization and submission; a PFS is on track for completion, with support of leading international consulting firms, and timing of such completion; that further plans include following up on the recent Patrimonio discovery in pursuit of the unidentified source of its replacement-style mineralization that dips to the west and to test an area of significantly stronger soil anomalism to the south; the timing of the Company’s reporting on the results of exploration work; that the Company requires the additional financing from the Senior Loan and the equity financings or additional new financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the unclosed portions of the $80,000 financing; satisfaction of all conditions required to close the C$130,000 private placement with Zijin, including receipt of the requisite approval of the TSX, receipt of regulatory approval under the Investment Canada Act, and receipt of regulatory approval from the relevant authorities in the People’s Republic of China; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include that there are a number of conditions to closing the unclosed portion of the $80,000 financing; that the conditions required to close the proposed C$130,000 private placement are not satisfied; the ability to raise funding to continue exploration, development and mining activities; debt risk; share price fluctuation; global economic conditions; limited supplies, supply chain disruptions, and inflation; the Russia-Ukraine conflict; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risk that the proposed spin-out does not occur in a timely fashion (if at all); risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses risk; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; surface rights and access risk; fraud and corruption; ethics and business practices; risks related to the tax regime in Ecuador; Solaris may in the future become subject to legal proceedings; Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; future sales of common shares by existing shareholders; costs of land reclamation; measures to protect endangered species may adversely affect the Company’s operations; environmental risks and hazards; and changes in climate conditions.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Description of Business

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a copper resource with expansion and discovery potential at the Warintza Project (“Warintza” or the “Project”) in Ecuador; a series of grassroots exploration projects with discovery potential at its Capricho and Paco Orco projects in Peru and Tamarugo Project (“Tamarugo”) in Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project (“La Verde”) with a subsidiary of Teck Resources Ltd. in Mexico.

Highlights and Activities

The following activities and developments were achieved during the quarter:

●	Announced a preview of 2024 plans including the intent to list on the NYSE American to satisfy the appetite of U.S. retail and institutional investors seeking to add exposure to Solaris. In addition, the Company noted that a mineral resource update is expected in late second quarter of 2024 to update the prior mineral resource estimate (“MRE”[1] or “Resource”) at the Warintza Project that was reported in April 2022.

●	The updated mineral resource estimate is expected to deliver major growth through expansion of the deposit in extensional drilling at Warintza Central, Warintza East, and through the inclusion of the recent discovery of Warintza Southeast within a common pit shell, further extensional and infill drilling programs, as well as further Warintza and regional exploration.

●	The Company entered into a subscription agreement in respect of an approximately C$130,000 private placement of common shares of Solaris by an affiliate of Zijin Mining Group Co., Ltd. (“Zijin”) at a subscription price of C$4.55 per common share. Closing of the private placement is subject to customary conditions precedent and applicable regulatory approvals, including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China. The common shares will be subject to a statutory hold period in accordance with applicable securities laws.

●	Announced a corporate update including the commencement of the 2024 drilling and regional exploration program at the Warintza Project.

●	Announced a trilateral cooperation agreement with the Interprovincial Federation of Shuar Centers (“FICSH”) and the Alliance for Entrepreneurship and Innovation (“AEI”) of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi which host the Warintza Project on their lands, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

Subsequent to quarter-end:

●	Received approval to list its common shares on the NYSE American and commenced trading on Friday, April 19, 2024 under the symbol “SLSR”. The Company remains listed on the Toronto Stock Exchange under the symbol “SLS”.

●	Signed an updated Impact and Benefits Agreement (“IBA”) for Warintza to reflect the continued growth and advancement of the Project. The updated IBA reaffirms certainty of community support for the responsible development of the Project.

[1]	The corresponding Technical Report disclosing the MRE has been prepared by Mario E. Rossi, an independent qualified person under National Instrument 43- 101 – Standards of Disclosure for Mineral Projects, is titled “NI 43-101 Technical Report for the Warintza Project, Ecuador (Amended)” with an effective date of April 1, 2022, and is available on the Company’s website at www.solarisresrouces.com and on SEDAR+ under the Company’s profile at www.sedarplus.ca.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

●	Reported the first drill results from its 2024 drilling program and an exploration update at the Warintza Project. Drilling activities ramped up through the first quarter rainy season with six rigs now in operation at Warintza Central, Warintza East and Warintza Southeast and drilling is expected to continue throughout the year in support of expanding and upgrading resources. In addition, follow-up exploration drilling is set to commence at the Patrimonio discovery and regional exploration is underway at the promising Caya epithermal gold target. The Company is funded for its 2024 and 2025 exploration and development programs with the offtake financing package announced in December 2023, with plans to aggressively expand activities and consolidate the surrounding district with funds from closing the strategic investment with Zijin.

●	Announced that the Company has been awarded an option to acquire up to a 100% interest in 10 new explorations concessions by the Ecuadorian state-owned mining company, Empresa Nacional Minera (“ENAMI EP”). These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits within the prolific Zamora belt that hosts Ecuador’s largest copper and gold mines to the south. The new concessions are interpreted to host porphyry copper and epithermal gold potential, with fieldwork set to commence in May. The award follows a process established by ENAMI EP pursuant to which credentialed bidders submit non-binding proposals for proposed minimum investments on the new concessions. The award is subject to entry into a definitive framework agreement for the concessions, with the terms expected to include: (i) an upfront payment to ENAMI EP of $250; (ii) a proposed exploration program of up to $25,000 over the exploration phase; and (iii) the exclusive option to acquire the claims from ENAMI EP at a price to be determined by independent experts.

●	Provided an operations update for the Warintza Project, including site optimization efforts that have resulted in significantly improved productivity and cost savings under new Chief Operating Officer, Mr. Javier Toro, as well as the appointment of leading independent consultants in support of the Environmental Impact Assessment (“EIA”) in the second half of 2024 and Pre-Feasibility Study (“PFS”) in the second half of 2025.

OUTLOOK

Drilling activities at the Warintza Project continue to focus on growing the MRE, which was based on drilling to the end of November 2021. Drilling since that point has focused on pursuing open extensions of near surface, high-grade mineralization in the northeast extension of Warintza Central, expanding the Warintza East deposit, and later the Warintza Southeast deposit after its discovery.

An updated mineral resource estimate is on track for completion at the end of June for release in early July, presenting these three deposits as a single resource in a common pit shell, by Mr. Mario E. Rossi, FAusIMM, SME, IAMG, of Geosystems International Inc. who is a leading porphyry specialist and completed the prior MRE.

Drilling is expected to continue through the updated mineral resource estimate with a focus on pursuing the open extension of the Warintza Southeast deposit, drilling untested areas on the southern side of the pit shell and infill drilling existing mineral resources. This drilling is expected to total at least 30km from approximately 90 new platforms, taking advantage of additional permitted locations to optimize the drilling pattern, and with some of these holes doubling to provide technical data for mine design and mine planning purposes to support technical studies.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company has engaged ESSAM Cía. Ltda. (“ESSAM”), an Ecuadorian environmental consultant accredited by the Ministry of Environment of Ecuador, to assist in finalizing and submitting the EIA for the exploitation phase of the Warintza Project for regulatory review and approval in the second half of 2024, after more than three years of baseline environmental monitoring, data collection and studies from prior permitting efforts. ESSAM has been involved with Ecuador’s largest copper and gold mines supporting in environmental audits, monitoring and studies.

A PFS is on track for completion in the second half of 2025, with support of leading international consulting firms, including: Ausenco Engineering for infrastructure and processing; Knight Piésold Consulting for technical studies and engineering designs; and AMC Consultants and Minsys Mining Systems for mining.

In addition, the Company has completed field work in support of defining high-impact targets within the Warintza porphyry cluster. Further plans include following up on the recent Patrimonio discovery in pursuit of the unidentified source of its replacement-style mineralization that dips to the west and to test an area of significantly stronger soil anomalism to the south.

Beyond the Warintza cluster, regional exploration programs have been successful in identifying a number of new porphyry, skarn and high sulphidation targets for further exploration work. In particular, field crews have recently been active at the Caya target, where stream sediment sampling has identified a 5km x 3km gold anomaly, 6km northeast of Warintza East. Soil sampling has defined an open-ended area of 0.7km x 1.3km in which anomalous gold and other epithermal pathfinder elements are concentrated and obscured by an overlying stratigraphic unit. Recent sampling has extended the soil grid to the west to cover an area of historical disturbance from past artisanal mining and additional spectral work is being done to refine the alteration zoning in the volcanosedimentary layers that overlie the target. The Company expects to report on the results of this work in more detail in June.

The Company recently announced an option to acquire up to a 100% interest in 10 new explorations concessions, comprising a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits within the prolific Zamora belt that hosts Ecuador’s largest copper and gold mines to the south. The new concessions are interpreted to host porphyry copper and epithermal gold potential, with fieldwork set to commence in May.

Solaris is funded for its planned 2024 and 2025 exploration and development programs. Upon closing the approximately C$130,000 strategic investment by Zijin, the Company plans to expand its 2024 and 2025 programs and continue consolidation of the surrounding district.

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan).

The property includes nine metallic mineral concessions covering 26,774 hectares. Four concessions with an area of 9,997 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. As at March 31, 2024, the Company has incurred approximately $156,660 in exploration expenses at Warintza.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Warintza enjoys the support of its local Shuar Centres of Warints and Yawi with whom the Company shares an IBA, which was first signed in September 2020 and most recently updated in April 2024 reflecting the continued growth and advancement of the Project. The IBA provides certainty of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples.

In March 2024, Solaris announced a trilateral cooperation agreement with FICSH, the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people, and with the AEI of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

In April 2022, the Company reported the results of the MRE for the Warintza deposit, with Indicated mineral resources of 579 Mt at 0.59% CuEq2 (0.47% Cu, 0.03% Mo, 0.05 g/t Au) and Inferred mineral resources of 887 Mt at 0.47% CuEq2 (0.39% Cu, 0.01% Mo, 0.04 g/t Au). The Company also completed metallurgical test work demonstrating high recoveries expected for copper at 90% and molybdenum at 80% based on rougher flotation, cleaner flotation and locked cycle testing, with high-grade concentrates expected free of deleterious elements.

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration following the completion of an EIA and community consultation process for advanced exploration in late 2022. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project and anticipates finalizing and submitting the EIA for the exploitation phase of the Warintza Project for regulatory review and approval in the second half of 2024, after more than three years of baseline environmental monitoring, data collection and studies from prior permitting efforts. In addition, a PFS is on track for completion in the second half of 2025 with the support of leading international consulting firms.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

[2]	Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Warintza Drill Program

Drilling has returned long intervals of high-grade copper mineralization, with the highest-grade intervals within each hole starting at or near surface, extending to 1km+ depths with grades up to 1.64% CuEq3. An MRE was published in April 2022 based on eighteen months of drilling to the end of November 2021, primarily within the Warintza Central deposit, one of the six major discoveries made on the property to date. The MRE is set within a cluster of copper porphyries where additional discoveries have been made at Warintza West (February 2021), Warintza East (July 2021), Warintza South (January 2022), and most recently Warintza Southeast (May 2023) and Patrimonio (June 2023), each with a similar or larger footprint to Warintza Central.

Since the completion of the MRE, ongoing mineral resource growth drilling has successfully expanded the Northeast Extension zone at Warintza central, an area of high-grade near surface mineralization, and increased certainty of targeted volumes at Warintza Central within the MRE envelope, and expanded the Warintza East deposit, where only eight holes were included in the MRE after its discovery. Follow-up drill results at Warintza East have significantly expanded the drilled dimensions to the north, east and south, and represent a major target for potential future mineral resource growth. Most recently, the Company confirmed the discovery of Warintza Southeast, a distinct, higher-grade porphyry center to the south of Warintza East beyond the limit of the MRE offering the potential to add higher-grade mineral resources. An updated mineral resource estimate is on track for completion at the end of June for release in early July to deliver major growth at Warintza Central, Warintza East and the recent discovery of Warintza Southeast within a common pit shell.

Warintza West is located 1km west of and outside the areas contained in the MRE that was reported in April 2022. The initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1.2km x 0.7km that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling. See the Company’s news release dated February 13, 2023.

El Trinche is an area that forms the southern, low-grade margin of Warintza Central where a near surface intercept of high-grade mineralization within a broader low-grade interval has been interpreted as a dyke with veinlet orientations and alteration suggesting it may form a high level expression of a potentially deeper, higher grade system that has not yet been located where the Company plans to follow-up. See the Company’s news release dated January 8, 2024.

Patrimonio is a significant new porphyry deposit located immediately southwest of Warintza Central and just outside the MRE shell. Patrimonio is defined by an elongated north-south molybdenum anomaly measuring 1.5km x 0.5km enveloped by a copper anomaly extending west, with outcropping porphyry displaying pervasive potassic alteration and stockwork veining, located on the western side of an interpreted major north-south fault adjacent to Warintza Central. Observations from drill core suggest the epidote-magnetite (skarn) mineralization was derived from a different and, as yet, unidentified source than the dacite porphyry opening up intriguing potential for the discovery of additional skarn mineralization and/or its intrusive source within the anomaly. Exploration drilling is underway at Patrimonio to follow up on the discovery holes while field crews expand sampling coverage over the highest grade part of the anomaly to the south and down-dip of the replacement mineralization to locate the potential porphyry source. See the Company’s news release dated September 12, 2023.

Warintza South is an entirely separate porphyry deposit located approximately 3kms south of Warintza Central. The first drill hole returned 606m of 0.41% CuEq3 (0.32% Cu, 0.02% Mo, 0.02 g/t Au) of continuous porphyry copper mineralization from near surface. The Company has since completed additional surface sampling and has identified an area of strong soil anomalism approximately 1.5km north of the discovery hole for follow-up drilling. See the Company’s news release dated January 18, 2022.

In addition, the Company continues to advance its regional exploration program testing newly identified porphyry, skarn and high sulphidation targets in support of drilling. Summarized drilling results from Warintza Central, Warintza West, Warintza East, Warintza South, Warintza Southeast and Patrimonio are listed on the Company’s website. The Company continues to reorient its drilling fleet to pursue a mineral resource growth strategy via step-out, extensional and infill drilling in 2024 and beyond.

[3]	Prior to the MRE, Solaris defined copper equivalent calculation for reporting purposes only. Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 3.33 × Mo (%) + 0.73 × Au (g/t), utilizing metal prices of US$3.00/lb Cu, US$10.00/lb Mo, and US$1,500/oz Au. No adjustments were made for recovery as the Project is an early-stage exploration project and metallurgical data to allow for estimation of recoveries was not yet available.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail.

The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 7,600 hectares.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the three months ended March 31, 2024:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$2,754	$–	$–	$174	$2,928
Site preparation, supplies, field and general	2,222	19	–	47	2,288
Drilling and drilling related costs	1,501	–	–	–	1,501
Assay and analysis	144	–	–	–	144
Community relations, environmental and permitting	1,896	–	–	38	1,934
Concession fees	420	32	–	–	452
Studies	378	–	–	–	378
Reclamation provision	333	–	–	–	333
Amortization	224	1	2	8	235
	$9,872	$52	$2	$267	$10,193

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

For the three months ended March 31, 2023:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$2,203	$–	$–	$129	$2,332
Site preparation, supplies, field and general	1,973	18	51	36	2,078
Drilling and drilling related costs	1,233	–	–	–	1,233
Assay and analysis	175	–	–	–	175
Community relations, environmental and permitting	2,646	–	–	31	2,677
Concession fees	301	28	143	–	472
Studies	41	–	–	–	41
Reclamation provision	172	–	–	–	172
Amortization	212	1	2	6	221
	$8,956	$47	$196	$202	$9,401

The increase in exploration expenses to $10,193 for the three months ended March 31, 2024, from $9,401 for the three months ended March 31, 2023 was primarily related to the increase in the drilling activities at Warintza in Ecuador with the start of the 2024 drilling program in January 2024, offset by the decreased expenses in Chile due to the termination of the Ricardo concessions.

Salaries, geological consulting and support, and travel costs were higher in Ecuador for the three months ended March 31, 2024, compared to the same period in 2023, mainly due to the increase in geological consultants’ costs in support of drilling activities, as well as the mobilization of supplies, materials and personnel to and within the site.

The increase in site preparation, supplies, field and general costs is commensurate with the increase in drilling activities with more drilling platforms, civil works and site infrastructure, as well as an increase in supplies and materials consumed at the Warintza Project.

Drilling and drilling related costs at Warintza increased for the three months ended March 31, 2024 compared to the same period in 2023, as the Company conducted higher volume of drilling activities in the current quarter to provide for the update of MRE in late second quarter of 2024.

Community relations, environmental and permitting costs decreased primarily due to higher regulatory permitting fees incurred to obtain the advanced exploration environmental license for the Warintza Project in the first quarter of 2023.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. The cost of reclamation provision increased for the three months ended March 31, 2024 compared to the same period in 2023 mainly due to the additions in the period, offset by impact of the change in cost estimates and the settlement of reclamation costs.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Loss from Operations

Three Months Ended March 31, 2024 Compared to the Three Months Ended March 31, 2023

The Company incurred exploration expenses of $10,193 for the three months ended March 31, 2024 (March 31, 2023 – $9,401). The increase is mainly attributable to increased drilling activities at Warintza in 2024.

The Company incurred general and administrative expenses of $2,146 for the three months ended March 31, 2024 (March 31, 2023 – $2,632). The decrease is mainly due to lower share-based compensation, a non-cash cost, of $829 for the three months ended March 31, 2024 (March 31, 2023 – $1,540), as a result of a lower amount of new options granted in the first quarter of 2024.

The change in fair value of derivative resulted in a nil balance for the three months ended March 31, 2024 compared to a loss of $105 for the three months ended March 31, 2023, a non-cash cost, due to the mark-to-market adjustment on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox Warrants. As at March 31, 2024, there are no remaining Equinox warrants outstanding as all of the Equinox warrants were exercised by their expiry date on May 7, 2023.

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Exploration expenses	$10,193	$6,869	$7,001	$7,682
General and administration expenses	2,146	2,778	2,323	2,485
Impairment of exploration and evaluation assets	–	251	–	–
Net loss	12,752	10,049	9,060	9,996
Comprehensive loss	12,899	9,873	9,311	9,616
Net loss attributable to Solaris shareholders	12,731	10,037	9,039	9,973
Net loss per share – basic and diluted	$0.08	$0.07	$0.06	$0.06

	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Exploration expenses	$9,401	$11,197	$12,152	$13,838
General and administration expenses	2,632	2,580	2,048	1,919
Change in fair value of derivatives – loss (gain)	105	23	(212)	(634)
Net loss	11,978	13,634	13,889	15,191
Comprehensive loss	11,751	13,466	14,688	15,442
Net loss attributable to Solaris shareholders	11,959	13,622	13,871	15,178
Net loss per share – basic and diluted	$0.10	$0.11	$0.12	$0.14

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company has not generated any income to date other than interest income. Exploration expenses decreased from the second quarter of 2022 to the fourth quarter of 2023, given the completion of the mineral resource growth drilling with the reporting of the MRE in April 2022. Exploration expenses increased in the first quarter of 2024 as a result of the start of the 2024 Drilling Program at the Warintza Project to provide for the MRE update in the late second quarter of 2024.

The increase in the general and administrative expenses in the fourth quarter of 2023 primarily reflects an increase in share-based compensation, a non-cash cost for stock options granted to employees and directors.

The impairment of exploration and evaluation assets in the fourth quarter of 2023 was attributed to the non-renewal of the annual concession fees for Ricardo.

The gain or loss recognized from the change in fair value of derivatives, a non-cash item, was attributed to the mark-to-market adjustments on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox Warrants, which were fully exercised by their expiry date on May 7, 2023.

Liquidity and Capital Resources

	March 31, 2024	December 31, 2023
Cash and cash equivalents	$28,773	$38,865
Prepaids and other	1,494	523
Accounts payable and accrued liabilities	6,941	5,274
Lease liability – current	89	88
Total current assets	30,267	39,388
Total current liabilities	$7,030	$5,362

Cash used in operating activities during the three months ended March 31, 2024 was $10,044 (March 31, 2023 – $11,440). The decreased use of cash during the three months ended March 31, 2024, compared to the same period in 2023, is primarily attributable to the timing of receipts and payments from non-cash working capital items, primarily accounts payable and accrued liabilities.

Cash inflow from financing activities during the three months ended March 31, 2024 was $227 (March 31, 2023 – $20,884). Cash inflow from financing activities during the three months ended March 31, 2024 relates primarily to the finance income received of $458, compared to the proceeds from the exercise of warrants, Equinox warrants and stock options of $20,803 received during the three months ended March 31, 2023.

Cash outflow from investing activities during the three months ended March 31, 2024 was $242 (March 31, 2023 – $277). Cash outflow from investing activities during the three months ended March 31, 2024 relates to the purchases of equipment and infrastructure at Warintza of $242, compared to the contribution to restricted cash of $258 to collateralize guarantees issued to support environmental bonding requirements as well as purchases of equipment and infrastructure of $19 during the three months ended March 31, 2023.

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances and loan financing to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future.

As at March 31, 2024, the Company has cash and cash equivalents of $28,773. In December 2023, the Company entered into definitive agreements with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, "Orion") of a financing package consisting of up to $80,000, including a $60,000 senior secured debt facility (the “Senior Loan”) of which $30,000 was received on closing and the remaining amount to be made available in two tranches based on achieving certain milestones. The Company also received $10,000 on issuance of common shares with an additional $10,000 of equity financing available if certain conditions are met. There are no guarantees that the Company will meet the conditions to receive the additional amounts under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada.

In January 2024, the Company entered into a subscription agreement for approximately C$130,000 of common shares with Zijin. Closing of this transaction is subject to certain regulatory approvals including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China. It is currently uncertain when the required approvals will be received or if the approvals will be received at all. Based on its current forecasted expenditures, the Company requires the additional financing from the Senior Loan and the equity financings or additional new financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan.

Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, and to prudently manage the Company’s liquidity position to conserve cash resources.

The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests.

The Company expects to continue to raise the necessary funds primarily through the issuance of common shares and/or advances from the Senior Loan in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

Warintza Project Financing Use of Proceeds

In December 2023, the Company completed a financing package with Orion, consisting of up to $80,000 in financing for the advancement of the Warintza Project in Ecuador. The Orion financing package includes a $60,000 Senior Loan of which $30,000 was received on closing and the remaining amount to be made available in two tranches based on achieving certain milestones, and $10,000 received on issuance of common shares with an additional $10,000 of equity financing available if certain conditions are met.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

In relation to the $30,000 Senior Loan and $10,000 equity financing received by the Company, funds were spent in the following manner, as compared with the planned use of proceeds.

Planned use of proceeds of $40,000	Warintza Project	Approximate use of proceeds spent to March 31, 2024
The intended use of proceeds is (i) to fund the development and working capital requirements of the Warintza Project, including exploration, infill drilling, technical and environmental programs and studies, permitting and community social relations programs, and (ii) general corporate and administrative expenses of the Company in respect of the Warintza Project, while maintaining a minimum unrestricted cash balance of $5,000 in Canada.	Salaries, geological consultants and support, and travel	$3,474
	Site preparation, supplies, field and general	2,952
	Drilling and drilling related costs	1,660
	Assay and analysis	184
	Community relations, environmental and permitting	2,546
	Concession fees	420
	Studies	378
	Property, plant and equipment	233
	Payment of lease liability	53
	Working capital changes	(102)
	Total	$11,798

For the three months ended March 31, 2024, the Company has used the proceeds as intended, with approximately $11,798 of total spent to-date since the receipt of the proceeds to fund the development and working capital requirements of the Warintza Project, including exploration, environmental programs and studies, community social relations programs and general corporate and administrative expenses of the Company.

Commitments and Contingencies

At March 31, 2024, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$6,941	$–	$–	$–	$6,941
Lease liabilities	89	44	–	–	133
Senior loan principal and interest[1]	–	–	50,633	–	50,633
Other long-term liability	–	–	–	123	123
Office rent obligations	285	275	–	–	560
Exploration expenses and other	842	1,796	–	–	2,638
	$8,157	$2,115	$50,633	$123	$61,028

[1]	The interest is calculated using the interest rate in effect at March 31, 2024.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Share Capital Information

As at May 9, 2024, the Company had the following securities issued and outstanding:

●	150,830,639 common shares

●	11,152,244 shares issuable pursuant to exercise of stock options[1]

●	26,085 shares issuable pursuant to redemption of restricted share units[2]

[1]	There are 172,419 Arrangement options outstanding exercisable into 17,244 Solaris shares and 11,135,000 Solaris options outstanding exercisable into 11,135,000 Solaris shares.

[2]	These restricted share units have vested and issuance of the related Solaris shares has been deferred by the holders of the restricted share units.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three months ended March 31, 2024 and 2023 is comprised of the following:

For the three months ended March 31,	2024	2023
Share-based compensation	$655	$1,327
Salaries and benefits	223	167
Professional fees	41	93
	$919	$1,587

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. Total amount charged by Augusta for the three months ended March 31, 2024, was $41 (three months ended March 31, 2023 – $93).

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Related party transactions

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on March 31, 2024 was approximately $558 (December 31, 2023 – $656), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in three months ended March 31, 2024 and 2023:

For the three months ended March 31,	2024	2023
Salaries and benefits	$367	$413
Office and other	116	104
Filing and regulatory fees	–	9
Marketing and travel	5	6
	$488	$532

At March 31, 2024, amounts in prepaids and other include $93 due from a related party (December 31, 2023 – $25) with respect to this arrangement.

MATERIAL Accounting Policies and Estimates

In preparing the accompanied condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended December 31, 2023.

Amended IFRS standards effective January 1, 2024

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)), which amended IAS 1 to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current.

In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested.

The Company adopted the Amendments to IAS 1 effective January 1, 2024 but did not result in a change in the presentation of the Company’s liabilities. The required disclosures, where applicable, have been included in Note 6 of the condensed consolidated interim financial statements.

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC (“International Financial Reporting Interpretations Committee”). However, these updates either are not applicable to the Company or are not material to the condensed consolidated interim financial statements.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $29,616 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Senior Loan which has a floating interest rate.

With all other variables held constant, a 1% change in secured overnight financing rate would have changed net loss by approximately $75 for the three months ended March 31, 2024 (three months ended March 31, 2023 – nil).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash (discussed in Note 1 of the condensed consolidated interim financial statements).

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At March 31, 2024, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in US dollar. As at March 31, 2024, cash of $27,713 (December 31, 2023 – $37,245), loans and borrowings of $30,366 (December 31, 2023 – $29,363), and accounts payable and accrued liabilities of $619 (December 31, 2023 – $94) are denominated in the US dollar.

For the three months ended March 31, 2024, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss is $164 (three months ended March 31, 2023 – $17).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company and loans and borrowings, net of cash and cash equivalents. Capital is summarized in the following table:

	March 31, 2024	December 31, 2023
Equity attributable to shareholders of the Company	$5,467	$17,515
Loans and borrowings	30,366	29,363
	35,833	46,878
Less: Cash and cash equivalents	(28,773)	(38,865)
	$7,060	$8,013

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing.

The Company did not have any externally imposed restrictions as at March 31, 2024 other than those imposed by the Senior Loan. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Risks and Uncertainties

The risks related to Solaris’ business and those that are reasonable likely to affect the Company’s financial statements in the future, are described in the Company’s annual MD&A dated March 28, 2024, which is filed on SEDAR+ at www.sedarplus.ca.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures ("DC&P") to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company's management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the three months ended March 31, 2024, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, the ICFR has also been designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended March 31, 2024.

Qualified Person

The technical information contained in this document related to the MRE was based upon the technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador (Amended)” with an effective date of April 1, 2022, prepared by Mario E. Rossi, FAusIMM,RM-SME, Principal Geostatistician of Geosystems International Inc., who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The remaining technical information contained in this document has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).